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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of                                                  January 2005

                                                                           Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

                                                   145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: January 17, 2004
	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance & Chief Financial Officer

NEWS RELEASE

Stock Symbols: AEM (NYSE)	For further information:
AGE (TSX)	David Garofalo, V.P. Finance and CFO (416) 947-1212

AGNICO-EAGLE ANNOUNCES
BOARD CHANGES

Toronto (January 17, 2005) — Agnico-Eagle Mines Limited is pleased to announce that Ebe Scherkus, P.Eng., Executive Vice-President and Chief Operating Officer of Agnico-Eagle Mines Limited, has been appointed to the board of directors of the company effective today. Mr. Scherkus has been with the company for 20 years and has held his current position since 1998. Prior to that, Mr. Scherkus served as Vice-President, Operations from 1996 and as a manager of the Company's LaRonde Division from 1986. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus also serves as a director of Contact Diamond Corporation, a TSX listed company in which Agnico-Eagle holds a 44.2% interest, and as a director of Riddarhyttan Resources AB, a Stockholm Stock Exchange listed company in which Agnico-Eagle holds a 14% interest. Mr. Scherkus replaces Dr. Alan Green who resigned today as a director of the corporation.

About Agnico-Eagle

        Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

January 17, 2005

TO:	AGNICO-EAGLE MINES LIMITED and the directors thereof

Dear Sirs/Mesdames:

        I hereby resign as Director of Agnico-Eagle Mines Limited, effective immediately.

Yours very truly,

/s/ Dr. Alan Green
Dr. Alan Green

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SIGNATURE
AGNICO-EAGLE ANNOUNCES BOARD CHANGES